1933 Act File No.: 333-[ ]
1940 Act File No.: 811-23503

Securities and Exchange Commission
Washington, D.C. 20549

Form S-6

for Registration under the Securities Act of 1933

of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.	Exact name of trust: m+ funds Trust

B.	Name of depositor: iCapital Markets LLC

C.	Complete address of depositor’s principal executive offices:

iCapital Markets LLC

60 East 42nd Street, 26th Floor

New York, New York 10165

D.	Name and complete address of agent for service:

With a copy to:

Stephen Clancy Alaia Capital, LLC 60 East 42nd St. 27th Floor New York, NY 10165	Anna T. Pinedo Bradley Berman Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

☐	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated January 30, 2025
Subject to Completion

Preservation 100 Fund

m+ funds Trust, Series 7-25

(A unit investment trust that is a series of m+ funds Trust)

m+ funds Trust (the “trust”) is a unit investment trust that is a Delaware statutory trust organized in series. iCapital Markets LLC serves as the sponsor of the trust and each trust series.

The attached final prospectus for the prior series of the trust is hereby used as the preliminary prospectus for the above-referenced series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this series. The Reference Asset for Series 1-38 is Invesco QQQ TrustSM, Series 1. Please see “Description of the Invesco QQQ TrustSM, Series 1” for additional information regarding the Reference Asset. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

The registration statement relating to the units of this series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporated herein by reference is the final prospectus for the Preservation 100 Fund, m+ funds Trust, Series 7-24 (Registration No. 333-283863) as filed on January 28, 2025, which shall be used as the preliminary prospectus for this series.

Description of the Invesco QQQ TrustSM, Series 1

The Invesco QQQ TrustSM, Series 1 (the “QQQ”) is a unit investment trust governed by a standard terms and conditions of trust between The Bank of New York Mellon, (the “Trustee”), and Nasdaq Global Funds, the predecessor sponsor to Invesco Capital Management LLC (the “Sponsor”). The QQQ trades on The NASDAQ Stock Market under the ticker symbol “QQQ.”

Information filed by the QQQ with the SEC pursuant to the Securities Act and the Investment Company Act can be located by reference to the SEC file numbers 333-61001 and 811-08947, respectively on the SEC’s website at http://www.sec.gov.

Investment Objective and Strategy

The investment objective of the QQQ is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index® (the “NDX”). The NDX is a modified market capitalization-weighted index of 100 of the largest non-financial companies listed on The Nasdaq Stock Market based on market capitalization.

Investment Strategy

The QQQ, which holds the Portfolio and cash, is not actively managed by traditional methods, which typically involve effecting changes in the Portfolio on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weights of the securities in the QQQ (the “Securities”) and the stocks in the NDX, the Trustee adjusts the Securities from time to time to conform to periodic changes in the identity and/or relative weights of the Securities. The composition and weighting of the securities portion of a portfolio deposit are also adjusted to conform to changes in the NDX.

The Sponsor of the QQQ makes available on each business day a list of the names and the required number of shares for each of the securities in the current portfolio deposit as well as the income net of expense amount effective through and including the previous business day per outstanding Invesco QQQ Shares. The Sponsor may choose within its discretion to make available, frequently throughout each business day, a number representing, on a per Invesco QQQ Shares basis, the sum of the income net of expense amount effective through and including the previous business day plus the current value of the securities portion of a portfolio deposit as in effect on such day (which value will occasionally include a cash-in-lieu amount to compensate for the omission of a particular index security from such portfolio deposit). The Nasdaq Stock Market calculates the NDX intra-day once per second on every business day in which The Nasdaq Stock Market is open for trading. If the Sponsor elects to make such information available, it would be calculated based upon the best information available to the Sponsor and may be calculated by other persons designated to do so by the Sponsor. If the Sponsor elects to make such information available, the inability of the Sponsor or its designee to provide such information for any period of time will not in itself result in a halt in the trading of Invesco QQQ Shares on Nasdaq. If such information is made available, investors interested in creating Invesco QQQ Shares or purchasing Invesco QQQ Shares in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors.

Correlation

The NDX is a theoretical financial calculation, while the QQQ is an actual investment portfolio. While the QQQ seeks to track the performance of the NDX (i.e., achieve a high degree of correlation with the NDX), the QQQ’s return may not match the return of the NDX due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

Description of the Nasdaq-100 Index®

The NDX is a modified market capitalization-weighted index of 100 of the largest non-financial companies listed on The Nasdaq Stock Market based on market capitalization. It does not contain securities of financial companies (based on the Financials industry classification according to the Industry Classification Benchmark). The NDX, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 250.00. On January 1, 1994, the base index value was reset to 125.00. Current information regarding the market value of the NDX is available from Nasdaq, Inc. (“Nasdaq”) as well as numerous market information services. The NDX is reported by Bloomberg under the ticker symbol “NDX.”

The share weights of the component securities of the NDX at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock’s influence on the level of the NDX is directly proportional to the value of its share weight.

Calculation of the NDX

At any moment in time, the level of the NDX equals the aggregate value of the then-current share weights of each of the component securities, which are based on the total shares outstanding of each such component security, multiplied by each such security’s respective last sale price on The Nasdaq Stock Market (which may be the official closing price published by The Nasdaq Stock Market), and divided by a scaling factor (the “divisor”), which becomes the basis for the reported level of the NDX. The divisor serves the purpose of scaling such aggregate value to a lower order of magnitude, which is more desirable for reporting purposes.

Underlying Stock Eligibility Criteria and Annual Ranking Review

Initial Eligibility Criteria

To be eligible for initial inclusion in the NDX, a security must be listed on The Nasdaq Stock Market and meet the following criteria:

•	the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market;

•	the security must be issued by a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must generally be a common stock, ordinary share, American Depositary Receipt, tracking stock, shares of beneficial interest, or limited partnership interests;

•	the security must have a three-month average daily trading volume of at least 200,000 shares;

•	if the security is issued by an issuer organized under the laws of a jurisdiction outside the United States, it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States;

•	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible;

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

•	the issuer of the security must have “seasoned” on an eligible exchange, which includes the Nasdaq Stock Market (Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market), NYSE, NYSE American or CBOE BZX Generally, a company is considered to be seasoned if it has been listed on a market for at least three full months, excluding the first month of initial listing. Eligibility is determined as of the constituent selection reference date, and includes that month. A security that was added to the index as the result of a spin-off event will be exempt from the seasoning requirement.

Continued Eligibility Criteria

In addition, to be eligible for continued inclusion in the NDX the following criteria apply:

•	the security’s U.S. listing must be exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market;

•	the security must be issued by a non-financial company;

•	the security may not be issued by an issuer currently in bankruptcy proceedings;

•	the security must have an average daily trading volume of at least 200,000 shares in the previous three-month trading period as measured annually during the ranking review process described below;

•	if the issuer of the security is organized under the laws of a jurisdiction outside the United States, then such security must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States, as measured annually during the ranking review process;

•	the issuer of the security may not have entered into a definitive agreement or other arrangement that would likely result in the security no longer being eligible;

•	the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NDX at each month-end. In the event that a company does not meet this criterion for two consecutive month-ends, it will be removed from the NDX effective after the close of trading on the third Friday of the following month; and

•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

These eligibility criteria may be revised from time to time by Nasdaq without regard to the Notes.

Annual Ranking Review

The component securities are evaluated on an annual basis (the “Ranking Review”), except under extraordinary circumstances, which may result in an interim evaluation, as follows. Issuers that meet the applicable eligibility criteria are ranked by market value. The top 75 ranked issuers will be selected for inclusion. Any other issuers that were already members of the NDX and are ranked within the top 100 are also selected for inclusion. In the event that fewer than 100 issuers pass the first two criteria, the remaining positions will first be filled, in rank order, by issuers currently in the index ranked in positions 101-125 that were ranked in the top 100 at the previous reconstitution or replacement- or spin-off-issuers added since the previous reconstitution. In the event that fewer than 100 issuers pass the first three criteria, the remaining positions will be filled, in rank order, by any issuers ranked in the top 100 that were not already members of the NDX. The data used in the ranking includes end of October market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.

Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year other than the Ranking Review, a component security is determined by Nasdaq to become ineligible for continued inclusion in the NDX, the security will be replaced with the largest market capitalization security, as of the prior month end, meeting the eligibility criteria listed above and not currently included in the NDX.

Index Maintenance

In addition to the Ranking Review, the securities in the NDX are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from corporate events, such as stock dividends, stock splits and certain spin-offs and rights issuances. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to those changes. If the change in total shares outstanding arising from a corporate action is greater than or equal to 10%, that change will be made to the NDX as soon as practical, normally within ten days of such corporate action. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December.

In either case, the share weights for those component securities are adjusted by the same percentage amount by which the total shares outstanding have changed in those securities. Ordinarily, whenever there is a change in the share weights, a change in a component security, or a change to the price of a component security due to spin-off, rights issuances or special cash dividends, Nasdaq adjusts the divisor to ensure that there is no discontinuity in the level of the NDX that might otherwise be caused by any of those changes. All changes will be announced in advance.

Index Rebalancing

Under the methodology employed, on a quarterly basis coinciding with Nasdaq’s quarterly scheduled weight adjustment procedures, the component securities are categorized as either “Large Stocks” or “Small Stocks” depending on whether their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the NDX (i.e., as a 100-stock index, the average percentage weight in the NDX is 1%).

This quarterly examination will result in an index rebalancing if it is determined that: (1) the current weight of the single largest market capitalization component security is greater than 24% or (2) the “collective weight” of those component securities, the individual current weights of which are in excess of 4.5%, when added together, exceed 48%. In addition, Nasdaq may conduct a special rebalancing at any time if it is determined to be necessary to maintain the integrity of the NDX.

 If either one or both of these weight distribution requirements are met upon quarterly review, or Nasdaq determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest component security exceeds 24%, then the weights of all Large Stocks will be scaled down proportionately towards 1% by enough amount for the adjusted weight of the single largest component security to be set to 20%. Second, relating to weight distribution requirement (2) above, for those component securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their “collective weight” exceeds 48%, then the weights of all Large Stocks will be scaled down proportionately towards 1% by just enough amount for the “collective weight,” so adjusted, to be set to 40%.

Small-capitalization companies risk.

The QQQ may invest in companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the QQQ’s share price may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the QQQ to buy and sell them. In addition, small-capitalization are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Master Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.1	Amendment No. 1 dated September 24, 2021 to the Master Trust Agreement, by and among Cowen and Company, LLC (as successor in interest to Cowen Prime Services, LLC), as the original depositor, Axio Financial LLC, as the successor depositor, Alaia Capital, LLC, as the portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a)(i) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.1.2	Amendment No. 2 dated September 8, 2022 to the Master Trust Agreement, by and among Axio Financial LLC, as depositor and evaluator, Alaia Capital, LLC, as portfolio consultant and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 1.1.2 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

1.1.3	Form of Standard Terms and Conditions of Trust for m+ funds Trust among Axio Financial LLC, as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of m+ funds Trust (File No. 811-23503) as filed on December 26, 2019)

1.1.4	Form of Series Trust Agreement by and among Axio Financial LLC, as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2	Certificate of Formation of Axio Financial LLC (incorporated by reference to Exhibit A(6)(a) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.2.1	Certificate of Merger of iCapital Securities, LLC with and into Axio Financial LLC, dated November 30, 2023 (incorporated by reference to Exhibit 1.2.1 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

1.3

Amended and Restated Limited Liability Company Agreement of Axio Financial LLC (incorporated by reference to Exhibit A(6)(b) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

1.3.1

Second Amended and Restated Limited Liability Company Agreement of iCapital Markets LLC (f/k/a Axio Financial LLC), dated as of November 30, 2023 (incorporated by reference to Exhibit 1.3.1 of the registration statement on Form S-6/A of m+ Funds Trust (File No. 333-275169) as filed on January 3, 2024)

2.2	Form of Code of Ethics of Axio Financial LLC (incorporated by reference to Exhibit A(11) to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment)

4.1	Consent of depositor as evaluator (to be filed by amendment)

4.2	Consent of independent auditors (to be filed by amendment)

99.1	Power of Attorney (included on signature page)

99.2	Appointment of Axio Financial LLC, as successor depositor (incorporated by reference to Exhibit 99.2 to the amendment to the registration statement on Form N-8B-2/A of m+ funds Trust (File No. 811-23503) as filed on September 24, 2021)

99.3	Resignation of Alaia Capital, LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.3 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

99.4	Appointment of Axio Financial LLC, as evaluator for m+ funds Trust, dated September 8, 2022 (incorporated by reference to Exhibit 99.4 to the registration statement on Form S-6 of m+ funds Trust (File No. 333- 267616), as filed on September 26, 2022)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, m+ funds Trust, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 30th day of January, 2025.

m+ funds Trust

By:	iCapital Markets LLC

By:	/s/ Stephen Houston
Name: Stephen Houston
Title: Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, iCapital Markets LLC, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 30th day of January, 2025.

iCapital Markets LLC

By:	/s/ Stephen Houston
Name: Stephen Houston
Title: Principal Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of Messrs. Houston and Scholnick, whose signatures appear below, constitutes and appoints Nicholas Parcharidis (so long as such individual is an authorized signatory of iCapital Markets LLC ), his true and lawful attorney-in-fact and agent, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 30th day of January, 2025.

Title	Signature

Principal Executive Officer	/s/ Stephen Houston
Name: Stephen Houston

Principal Financial Officer	/s/ Brett Scholnick
Name: Brett Scholnick

Principal Accounting Officer	/s/ Brett Scholnick
Name: Brett Scholnick